EXHIBIT 2.2

EXECUTION VERSION

CERTIFICATE OF MERGER

Franchise Transition, Inc.,

FNHI Services, Inc. and

Franchise Holdings International, Inc.

Pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), Franchise Transition, Inc., a Delaware corporation, in connection with the merger of FNHI Services, Inc., a Delaware corporation, with and into Franchise Holdings International, Inc. (this being hereinafter referred to as the “Merger”), hereby certifies as follows:

FIRST: The names and states of incorporation of the constituent corporations to the Merger are:

Name	State of Incorporation
Franchise Transition, Inc.	Delaware
FNHI Services, Inc.	Delaware

SECOND: An Agreement and Plan of Merger, dated as of August 25, 2017, by and among Franchise Transition, Inc., Franchise Holdings International, Inc., and FNHI Services, Inc. (the “Merger Agreement”), setting forth the terms and conditions of the Merger, has been approved, adopted, executed and acknowledged by each of the three participants to such Merger Agreement, in accordance with Section 251(g) of the DGCL.

THIRD: The name of the surviving corporation is Franchise Transition, Inc. (the “Surviving Corporation”), with FNHI Services, Inc. not surviving, with Franchise Transition, Inc. continuing in existence as the subsidiary of Franchise Holdings International, Inc., the successor issuer.

FOURTH: The Certificate of Incorporation, as may be amended from time to time of the Corporation as in effect immediately prior to the Merger shall be the certificate of incorporation of the Surviving Corporation with the addition of a new Article, which shall be added thereto, reading as follows:

“Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation that requires for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation, as may be amended from time to time the approval of the stockholders of the Corporation shall, pursuant to Section 251(g)(7)(i) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of the Corporation (or any successor by merger), by the same vote as is required by the General Corporation Law of the State of Delaware and/or this Certificate of Incorporation, as may be amended from time to time.”

FIFTH: The Merger shall become effective at 11:59 PM central time on August 25, 2017.

SIXTH: The executed Merger Agreement is on file at the office of the Surviving Corporation located at 14 Penn Plaza, 9th Fl, New York, NY 10122. A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost to any stockholder of either corporation.

SEVENTH: Following the Merger and its effectiveness, Franchise Holdings International, Inc. will become the parent corporation to Franchise Transition, Inc. and its sole shareholder, with FNHI Services, Inc. ceasing to exist.

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IN WITNESS WHEREOF, this Certificate of Merger has been executed on this August 25, 2017.

Franchise Transition, Inc., a Delaware corporation

By:	/s/ Steven Rossi
President

Franchise Holdings International, Inc., a Delaware corporation

By:	/s/ Steven Rossi
President

FNHI Services, Inc., a Delaware corporation

By:	/s/ Steven Rossi
President

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